UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Atlas Energy Solutions Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01

(Title of Class of Securities)

04930R 107

(CUSIP Number)

Ben M. Brigham

5918 W. Courtyard Drive, Suite 500

Austin, Texas 78730

(512) 220-1200

With a copy to:

Douglas E. McWilliams

Thomas G. Zentner

Vinson & Elkins L.L.P.

200 West 6th Street, Suite 2500

Austin, Texas 78701

(512) 542-8400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 13, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04930R 107

1.	Name of reporting person Atlas Sand Holdings, LLC
2.	Check the appropriate box if a member of a group (a): ☐ (b): ☒
3.	SEC use only
4.	Source of funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0

11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 0%
14.	Type of reporting person OO (Limited Liability Company)

CUSIP No. 04930R 107

1.	Name of reporting person Atlas Sand Holdings II, LLC
2.	Check the appropriate box if a member of a group (a): ☐ (b): ☒
3.	SEC use only
4.	Source of funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0

11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 0%
14.	Type of reporting person OO (Limited Liability Company)

CUSIP No. 04930R 107

1.	Name of reporting person Atlas Sand Management Company, LLC
2.	Check the appropriate box if a member of a group (a): ☐ (b): ☒
3.	SEC use only
4.	Source of funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Texas

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0

11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 0%
14.	Type of reporting person OO (Limited Liability Company)

CUSIP No. 04930R 107

1.	Name of reporting person Atlas Sand Management Company II, LLC
2.	Check the appropriate box if a member of a group (a): ☐ (b): ☒
3.	SEC use only
4.	Source of funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 0

11.	Aggregate amount beneficially owned by each reporting person 0
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 0%
14.	Type of reporting person OO (Limited Liability Company)

CUSIP No. 04930R 107

1.	Name of reporting person Anne and Bud Oil & Gas Vested, LLC
2.	Check the appropriate box if a member of a group (a): ☒ (b): ☐
3.	SEC use only
4.	Source of funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Texas

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 9,948,045(1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 9,948,045(1)

11.	Aggregate amount beneficially owned by each reporting person 9,948,045(1)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 14.9%(2)
14.	Type of reporting person OO (Limited Liability Company)

(1)

Includes (a) 497,402 shares of Class A Common Stock and (b) 9,450,643 shares of Class B Common Stock and an equivalent number of units (“Units”) representing ownership in Atlas Sand Operating, LLC (“Atlas Operating”), which together are exchangeable for shares of Class A Common Stock, held directly by Anne and Bud Oil & Gas Vested, LLC (“Anne and Bud Vested”). Mr. Brigham is the manager of Anne and Bud Vested and may, therefore, be deemed to beneficially own the shares that are reported as beneficially owned by Anne and Bud Vested.

(2)

This calculation is based on an assumed combined total of 66,598,144 shares of Class A Common Stock outstanding. This assumed combined total outstanding (a) consists of a total of 57,147,501 shares of Class A Common Stock outstanding as of July 26, 2023, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2023 (the “Quarterly Report”), filed with the U.S. Securities and Exchange Commission on August 1, 2023, and (b) assumes that all 9,450,643 shares of Class B Common Stock beneficially owned by Anne and Bud Vested (along with an equal number of Units) were redeemed for newly-issued shares of Class A Common Stock on a one-for-one basis in accordance with the limited liability company agreement of Atlas Operating (“Atlas Operating LLC Agreement”). There were a total of 42,852,499 shares of Class B Common Stock outstanding as of July 26, 2023, as reported by the Issuer in its Quarterly Report.

CUSIP No. 04930R 107

1.	Name of reporting person Brigham Children’s Family LP
2.	Check the appropriate box if a member of a group (a): ☒ (b): ☐
3.	SEC use only
4.	Source of funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Texas

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 896,290(1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 896,290(1)

11.	Aggregate amount beneficially owned by each reporting person 896,290(1)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 1.5%(2)
14.	Type of reporting person PN (Partnership)

(1)

Includes (a) 44,815 shares of Class A Common Stock and (b) 851,475 shares of Class B Common Stock and an equivalent number of Units held directly by Brigham Children’s Family LP (“Brigham Children’s LP”). Mr. Brigham is the co-manager of BCFP GP, LLC (“BCFP GP”), which is the general partner of Brigham Children’s LP. Therefore, each of Mr. Brigham and BCFP GP may be deemed to beneficially own the shares that are reported as beneficially owned by Brigham Children’s LP.

(2)

This calculation is based on an assumed combined total of 57,998,976 shares of Class A Common Stock outstanding. This assumed combined total outstanding (a) consists of a total of 57,147,501 shares of Class A Common Stock outstanding as of July 26, 2023, as reported by the Issuer in its Quarterly Report, and (b) assumes that all 851,475 shares of Class B Common Stock beneficially owned by Brigham Children’s LP (along with an equal number of Units) were redeemed for newly-issued shares of Class A Common Stock on a one-for-one basis in accordance with the Atlas Operating LLC Agreement. There were a total of 42,852,499 shares of Class B Common Stock outstanding as of July 26, 2023, as reported by the Issuer in its Quarterly Report.

CUSIP No. 04930R 107

1.	Name of reporting person BCFP GP, LLC
2.	Check the appropriate box if a member of a group (a): ☒ (b): ☐
3.	SEC use only
4.	Source of funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Texas

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 896,290(1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 896,290(1)

11.	Aggregate amount beneficially owned by each reporting person 896,290(1)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 1.5%(2)
14.	Type of reporting person OO (Limited Liability Company)

(1)

Includes (a) 44,815 shares of Class A Common Stock and (b) 851,475 shares of Class B Common Stock and an equivalent number of Units held directly by Brigham Children’s LP. Mr. Brigham is the co-manager of BCFP GP, which is the general partner of Brigham Children’s LP. Therefore, each of Mr. Brigham and BCFP GP may be deemed to beneficially own the shares that are reported as beneficially owned by Brigham Children’s LP.

(2)

This calculation is based on an assumed combined total of 57,998,976 shares of Class A Common Stock outstanding. This assumed combined total outstanding (a) consists of a total of 57,147,501 shares of Class A Common Stock outstanding as of July 26, 2023, as reported by the Issuer in its Quarterly Report, and (b) assumes that all 851,475 shares of Class B Common Stock beneficially owned by Brigham Children’s LP (along with an equal number of Units) were redeemed for newly-issued shares of Class A Common Stock on a one-for-one basis in accordance with the Atlas Operating LLC Agreement. There were a total of 42,852,499 shares of Class B Common Stock outstanding as of July 26, 2023, as reported by the Issuer in its Quarterly Report.

CUSIP No. 04930R 107

1.	Name of reporting person Ben M. Brigham
2.	Check the appropriate box if a member of a group (a): ☒ (b): ☐
3.	SEC use only
4.	Source of funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 4,150,495 (1)
	8.	Shared voting power 45,418,336 (2)
	9.	Sole dispositive power 4,150,495(1)
	10.	Shared dispositive power 0

11.	Aggregate amount beneficially owned by each reporting person 49,568,831(1)(2)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 57.7%(3)
14.	Type of reporting person IN

(1)	Includes (a) 2,123,755 shares of Class A Common Stock and (b) 2,026,740 shares of Class B Common Stock and an equivalent number of Units held directly by Ben M. Brigham.
(2)

Includes (a) (i) 497,402 shares of Class A Common Stock and (ii) 9,450,643 shares of Class B Common Stock and an equivalent number of Units held by Anne and Bud Vested and (b) (i) 44,815 shares of Class A Common Stock and (ii) 851,475 shares of Class B Common Stock and an equivalent number of Units held by Brigham Children’s LP. Mr. Brigham is the manager of Anne and Bud Vested and the co-manager of BCFP GP, which is the general partner of Brigham Children’s LP. Therefore, Mr. Brigham may be deemed to share the right to direct the voting or disposition of the shares directly held by Anne and Bud Vested, BCFP GP and Brigham Children’s LP. Mr. Brigham disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest therein. Additionally, as a result of the Stockholders’ Agreement described in Item 5 below, Mr. Brigham may be deemed to have shared voting power with respect to an additional 18,209,525 shares of Class A Common Stock and 16,364,476 shares of Class B Common Stock with respect to the matters covered by the Stockholders Agreement.

(3)

This calculation is based on an assumed combined total of 85,840,835 shares of Class A Common Stock outstanding. This assumed combined total outstanding (a) consists of a total of 57,147,501 shares of Class A Common Stock outstanding as of July 26, 2023, as reported by the Issuer in its Quarterly Report, and (b) assumes that all 28,693,334 shares of Class B Common Stock beneficially owned by Mr. Brigham (along with an equal number of Units) were redeemed for newly-issued shares of Class A Common Stock on a one-for-one basis in accordance with the Atlas Operating LLC Agreement. There were a total of 42,852,499 shares of Class B Common Stock outstanding as of July 26, 2023, as reported by the Issuer in its Quarterly Report.

This Amendment No. 3 (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on March 23, 2023 by and on behalf of Atlas Sand Holdings, LLC, a Delaware limited liability company (“Holdings”), Atlas Sand Holdings II, LLC, a Delaware limited liability company (“Holdings II”), Atlas Sand Management Company, LLC, a Texas limited liability company (“ASMC”), Atlas Sand Management Company II, LLC a Delaware limited liability company (“ASMC II”), and Ben M. Brigham (each, a “Reporting Person”) with respect to the Class A Common Stock, par value $0.01 per share (“Class A Common Stock”), of Atlas Energy Solutions Inc., a Delaware corporation (the “Issuer”), Amendment No. 1 thereto filed on August 2, 2023, and Amendment No. 2 thereto filed on September 13, 2023 (as amended, the “Schedule 13D”). The principal executive office of the Issuer is located at 5918 W. Courtyard Drive, Suite 500, Austin, TX 78730.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a) This Schedule 13D is being filed by Holdings, Holdings II, ASMC, ASMC II, Anne and Bud Oil & Gas Vested, LLC (“Anne and Bud Vested”), BCFP GP, LLC (“BCFP GP”), Mr. Brigham and Brigham Children’s Family LP (“Brigham Children’s LP”) (each, a “Reporting Person”).

(b) The address of the principal business office of Holdings, Holdings II, ASMC, ASMC II and Mr. Brigham is 5918 W. Courtyard Drive, Suite 500 Austin, TX 78730. The address of the principal business office of Anne and Bud Vested and Brigham Children’s LP is 3806 Spirit Lake Cove Austin, TX 78746. The address of the principal business office of BCFP GP is 5914 W. Courtyard Drive, Suite 320 Austin, TX 78730.

(c) The principal occupation of Mr. Brigham is as a self-employed investor, as well as the Chairman of the board of directors of the Issuer (the “Board”) and Chief Executive Officer of the Issuer. Holdings and Holdings II are member-managed limited liability companies, each with the principal business of holding Common Stock (as defined below). ASMC and ASMC II are manager-managed limited liability companies, each with the principal business of holding Common Stock (as defined below). Anne and Bud Vested is a manager-managed limited liability company with the principal business of holding various investments on behalf of its members. BCFP GP is a manager-managed limited liability company with the principal business of holding various investments on behalf of its members. Brigham Children’s LP is a general partner-managed limited partnership with the principal business of holding various investments on behalf of its partners.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it or he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Brigham is a citizen of the United States of America. Holdings, Holdings II and ASMC II are limited liability companies organized under the laws of the State of Delaware. Anne and Bud Vested, ASMC and BCFP GP are limited liability companies organized under the laws of the State of Texas. Brigham Children’s LP is a limited partnership organized under the laws of the state of Texas.

Item 3. Source and Amount of Funds

Item 3 of the Schedule 13D is hereby amended to insert the following paragraph immediately following the first paragraph:

On September 13, 2023, all shares of Class A Common Stock and Class B Common Stock of the Issuer, par value $0.01 per share (“Class B Common Stock” and, together with Class A Common Stock, “Common Stock”), and units (“Units”) representing ownership interests in Atlas Sand Operating, LLC (“Atlas Operating”) held by Holdings and Holdings II were distributed to their respective members on a pro rata basis in respect of such members’ entitlements in accordance with the limited liability company agreements of Holdings and Holdings II, as applicable. ASMC and ASMC II received pro rata distributions from Holdings and Holdings II, respectively, and then further distributed such securities to their respective members on a pro rata basis in respect of such members’ entitlements in accordance with the limited liability company agreements of ASMC and ASMC II, as applicable. Mr. Brigham, Anne and Bud Vested and Brigham Children’s LP received pro rata distributions from Holdings, Holdings II, ASMC and ASMC II.

Item 4. Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended to insert the following paragraph immediately following the ninth paragraph:

On September 13, 2023, all Class A Common Stock, Class B Common Stock and Units held by Holdings and Holdings II were distributed to their respective members on a pro rata basis in respect of such members’ entitlements in accordance with the limited liability company agreements of Holdings and Holdings II, as applicable. ASMC and ASMC II received a portion of the securities so distributed by Holdings and Holdings II, respectively, and then further distributed such securities to the respective members of ASMC and ASMC II on a pro rata basis in respect of such members’ entitlements in accordance with the limited liability company agreements of ASMC and ASMC II, as applicable. Mr. Brigham, Anne and Bud Vested and Brigham Children’s LP received pro rata distributions from Holdings, Holdings II, ASMC and ASMC II.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) The information set forth on the cover pages is incorporated by reference into this Item 5.

Pursuant to the Stockholders’ Agreement, dated March 8, 2023 by and between the Issuer and the signatories thereto (such agreement, the “Stockholders’ Agreement,” and such signatories, the “Stockholders’ Agreement Parties”), Mr. Brigham is the beneficial owner of the following shares of Common Stock:

•	2,123,755 shares of Class A Common Stock and 2,026,740 shares of Class B Common Stock and an equivalent number of Units, representing 4.2% of the Common Stock, held directly by Mr. Brigham;

•	497,402 shares of Class A Common Stock and 9,450,643 shares of Class B Common Stock and an equivalent number of Units, representing 9.9% of the Common Stock, held directly by Anne and Bud Vested;

•	44,815 shares of Class A Common Stock and 851,475 shares of Class B Common Stock and an equivalent number of Units, representing 0.9% of the Common Stock, held directly by Brigham Children’s LP;

•

97,303 shares of Class A Common Stock and 1,848,762 shares of Class B Common Stock and an equivalent number of Units, representing 1.9% of the Common Stock, held directly by CamCole Consultants, LLC (“CamCole Consultants”);

•	72,950 shares of Class A Common Stock and 81,070 shares of Class B Common Stock and an equivalent number of Units, representing 0.2% of the Common Stock, held directly by A. Lance Langford;

•

24,224 shares of Class A Common Stock and 460,259 shares of Class B Common Stock and an equivalent number of Units, representing 0.5% of the Common Stock, held directly by ALL Financial Trust (“ALL Financial”);

•

29,607 shares of Class A Common Stock and 562,539 shares of Class B Common Stock and an equivalent number of Units, representing 0.6% of the Common Stock, held directly by BLL Financial Trust (“BLL Financial”);

•	976,071 shares of Class A Common Stock and 6,343,357 shares of Class B Common Stock and an equivalent number of Units, representing 7.3% of the Common Stock, held directly by Gregory M. Shepard;

•	14,816,932 shares of Class A Common Stock, representing 14.8% of the Common Stock, held directly by The Sealy & Smith Foundation;

•

120,478 shares of Class A Common Stock and 2,289,088 shares of Class B Common Stock and an equivalent number of Units, representing 2.4% of the Common Stock, held directly by S. Cole Holdings, LP, a Texas limited partnership (“S. Cole Holdings”);

•	145,900 shares of Class A Common Stock and 162,139 shares of Class B Common Stock and an equivalent number of Units, representing 0.3% of the Common Stock, held directly by Richard W. Schmidt;

•

87,476 shares of Class A Common Stock and 1,662,045 shares of Class B Common Stock and an equivalent number of Units, representing 1.7% of the Common Stock, held directly by Schmidt Atlas LLC, a Texas limited liability company (“Schmidt Atlas LLC”);

•	53,134 shares of Class A Common Stock and 1,009,548 shares of Class B Common Stock and an equivalent number of Units, representing 1.1% of the Common Stock, held directly by Joel and Stacy Hock;

•	729,502 shares of Class A Common Stock and 810,696 shares of Class B Common Stock and an equivalent number of Units, representing 1.5% of the Common Stock, held directly by John Gregory Turner;

•	245,773 shares of Class A Common Stock and 243,209 shares of Class B Common Stock and an equivalent number of Units, representing 0.5% of the Common Stock, held directly by Chris Scholla;

•	72,950 shares of Class A Common Stock and 81,069 shares of Class B Common Stock and an equivalent number of Units, representing 0.2% of the Common Stock, held directly by Dathan C. Voelter;

•	218,850 shares of Class A Common Stock and 243,209 shares of Class B Common Stock and an equivalent number of Units, representing 0.5% of the Common Stock, held directly by Kirk Ginn;

•	262,249 shares of Class A Common Stock and 283,743 shares of Class B Common Stock and an equivalent number of Units, representing 0.5% of the Common Stock, held directly by Brian Leveille; and

•	256,126 shares of Class A Common Stock and 283,743 shares of Class B Common Stock and an equivalent number of Units, representing 0.5% of the Common Stock, held directly by Chad McEver.

Each share of Class B Common Stock has no economic rights but entitles its holder to one vote on all matters to be voted on by stockholders generally. At the request of the holder, each Unit may be coupled with a share of Class B Common Stock and redeemed for, at the Issuer’s election and subject to certain restrictions in the limited liability company agreement of Atlas Operating (the “Atlas Operating LLC Agreement”), newly issued shares of Class A Common Stock of the Issuer on a one-for-one basis or for a cash payment to be determined pursuant to the Atlas Operating LLC Agreement for each Unit redeemed.

(b) The number of shares of Class A Common Stock and Class B Common Stock to which each Reporting Person has sole or shared voting or dispositive power is set forth on such Reporting Person’s cover page to this Schedule 13D.

(c) On September 13, 2023, 39,147,501 shares of Class A Common Stock and 42,852,499 shares of Class B Common Stock and corresponding Units held by Holdings and Holdings II were distributed to their respective members on a pro rata basis in respect of such members’ entitlements in accordance with the limited liability company agreements of Holdings and Holdings II, as applicable. ASMC, which received 1,661,666 shares of Class A Common Stock and 31,571,740 shares of Class B Common Stock and corresponding Units as part of the pro rata distribution from Holdings, and ASMC II, which received 10,090,738 shares of Class A Common Stock as part of the pro rata distribution from Holdings II, then further distributed such securities to their respective members on a pro rata basis in respect of such members’ entitlements in accordance with the limited liability company agreements of ASMC and ASMC II, as applicable. Certain Reporting Persons received securities as part of the pro rata distributions from Holdings, Holdings II, ASMC and ASMC II in the following amounts:

•

Mr. Brigham received (i) 28,081 shares of Class A Common Stock and 533,532 shares of Class B Common Stock from Holdings, (ii) 1,247,427 shares of Class A Common Stock from Holdings II, (iii) 78,590 shares of Class A Common Stock and 1,493,208 shares of Class B Common Stock from ASMC and (iv) 469,657 shares of Class A Common Stock from Holdings ASMC II;

•	Anne and Bud Vested received 497,402 shares of Class A Common Stock and 9,450,643 shares of Class B Common Stock from ASMC; and

•

Brigham Children’s LP received (i) 30,815 shares of Class A Common Stock and 585,479 shares of Class B Common Stock from Holdings and (ii) 14,000 shares of Class A Common Stock and 265,996 shares of Class B Common Stock from ASMC.

Certain other of the Stockholders’ Agreement Parties also received securities as part of the pro rata distributions from Holdings, Holdings II, ASMC and ASMC II totaling 18,207,725 shares of Class A Common Stock and 16,364,476 shares of Class B Common stock and an equivalent number of Units, as set forth in Item 5(a) above.

The information set forth or incorporated by reference in Item 3 of this Schedule 13D is incorporated by reference in this Item 5.

(d) Not applicable.

(e) On September 13, 2023, each of Holdings, Holdings II, ASMC and ASMC II ceased to be the beneficial owner of more than five percent of the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended to insert the following paragraph immediately following the twelfth paragraph:

On September 13, 2023, the following parties joined the Stockholders’ Agreement and became subject to the rights, restrictions and obligations applicable to Principal Stockholders thereunder: Mr. Langford, ALL Financial, Anne and Bud Vested, BLL Financial, Mr. Leveille, Brigham Children’s LP, CamCole Consultants, Mr. McEver, Mr. Scholla, Mr. Voelter, Mr. Shepard, Mr. Turner, Mr. Ginn, Mr. Schmidt, S. Cole Holdings, Schmidt Atlas LLC, Mr. and Ms. Hock and The Sealy & Smith Foundation. Under the Stockholders’ Agreement, Mr. Brigham may be deemed to have shared voting power with respect to an additional 18,209,525 shares of Class A Common Stock and 16,364,476 shares of Class B Common Stock and an equivalent number of Units, which includes all shares of Common Stock held by the Principal Stockholders except the shares of Common Stock held by Anne and Bud Vested and Brigham Children’s LP.

Item 7. Material to Be Filed as Exhibits

Exhibit No.	Description

1	Stockholders’ Agreement, dated as of March 8, 2023, by and among Atlas Energy Solutions Inc. and the other signatories thereto.

2	Power of Attorney, dated September 25, 2023, granted by Anne and Bud Oil & Gas Vested, LLC.

3	Power of Attorney, dated September 25, 2023, granted by BCFP GP, LLC.

4	Power of Attorney, dated September 25, 2023, granted by Brigham Children’s Family LP.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Date: September 25, 2023

/s/ Ben M. Brigham, by Dathan C. Voelter as attorney-in-fact

ANNE AND BUD OIL & GAS VESTED, LLC

By:	Ben M. Brigham, by Dathan C. Voelter as attorney-in-fact
Name:	Ben M. Brigham
Title:	Manager

BCFP GP, LLC

By:	Ben M. Brigham, by Dathan C. Voelter as attorney-in-fact
Name:	Ben M. Brigham
Title:	Co-Manager

BRIGHAM CHILDREN’S FAMILY LP
By:	BCFP GP, LLC, its General Partner

By:	Ben M. Brigham, by Dathan C. Voelter as attorney-in-fact
Name:	Ben M. Brigham
Title:	Co-Manager

ATLAS SAND HOLDINGS, LLC

By:	/s/ Dathan C. Voelter
Name:	Dathan C. Voelter
Title:	Secretary

ATLAS SAND HOLDINGS II, LLC

By:	/s/ Dathan C. Voelter
Name:	Dathan C. Voelter
Title:	Secretary

ATLAS SAND MANAGEMENT COMPANY, LLC

By:	/s/ Dathan C. Voelter
Name:	Dathan C. Voelter
Title:	Secretary

[Signature Page to Schedule 13D]

ATLAS SAND MANAGEMENT COMPANY II, LLC

By:	/s/ Dathan C. Voelter
Name:	Dathan C. Voelter
Title:	Secretary

[Signature Page to Schedule 13D]